UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES  ☐            NO   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 8, 2020, Summit Therapeutics plc (the “Company”) granted options to buy American Depositary Shares (“ADSs”) to Michael Donaldson, the Company’s new Chief Financial Officer. Mr. Donaldson was granted options to buy 600,000 ADSs in the aggregate at an exercise price of $3.52 per ADS (the “Grant”). The exercise price of the options to buy ADSs represents the closing price on June 5, 2020 of the Company’s ADSs listed on the Nasdaq Global Market.
Of the options to buy ADSs issued pursuant to the Grant, 300,000 are subject to time-based vesting, and shall vest quarterly over the period beginning on the date of the Grant, with the initial vesting period being September 30, 2020, and ending on June 30, 2024 (with appropriate pro rata adjustments on the first and last vesting dates). The remaining 300,000 options to buy ADSs shall vest over the period beginning on the date of the Grant, with the initial vesting period being September 30, 2020, and ending on June 30, 2024 (with appropriate pro rata adjustments on the first and last vesting dates) subject to the satisfaction of certain quarterly performance targets to be established by the Company’s Board of Directors.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: June 9, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer